Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2021

Financial Highlights

For the three months ended March 31, 2021, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $71.5 million, operating income of $27.6 million and net income of $28.1 million.

•	Generated Adjusted EBITDA of $51.3 million (1)

•	Generated distributable cash flow of $21.7 million (1)

•	Reported a distribution coverage ratio of 1.20 (2)

•	Reported $115.0 million in available liquidity, which included cash and cash equivalents of $60.0 million at March 31, 2021 (compared to $73.3 million of available liquidity and $52.6 million of cash and cash equivalents at December 31, 2020)

Other Partnership Highlights and Events

•	Fleet operated with 91.6% utilization for scheduled operations and 89.1% utilization overall. Utilization was lower in the first quarter due to the offhire of the Windsor Knutsen due to repairs to her main engine block (90 days) and the scheduled drydocking of the Bodil Knutsen (38 days). As Windsor Knutsen benefited from loss of hire insurance for 90 days in the quarter, including the vessel as onhire increases utilization to 97.5%.

•	The Partnership’s operations remained materially unaffected by the COVID-19 outbreak to date.
•	On January 19, 2021, the Partnership, through its wholly-owned subsidiary Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years.

•	On May 13, 2021, the Partnership will pay a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2021 to all common unitholders of record on April 29, 2021. On May 13, 2021, the Partnership will pay a cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended March 31, 2021 in an aggregate amount equal to $1.8 million.

•

The Partnership has agreed on the commercial terms for a one-year fixed time charter contract for the Windsor Knutsen (with potential options to extend the charter by one one-year period and then one six-month period) with a major oil company to commence in the third quarter of 2021.

•

During the first quarter, the Bodil Knutsen successfully completed its scheduled second renewal survey drydocking, leaving the dockyard on March 24, 2021. The Partnership took advantage of the drydocking to also install a ballast water treatment system on the vessel.

•	On March 9, 2021, the charterer of the Bodil Knutsen, Equinor ASA (“Equinor”) did not notify the Partnership by this due date of its intention to exercise its option to extend the time charter for the vessel and, as a consequence, the vessel was effectively redelivered to the Partnership on February 22, 2021 at the start of the vessel’s drydock. The Partnership is now marketing the vessel for new time charter employment. Absent any such employment and to provide some support to the Partnership in the interim period, the Partnership and Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) have agreed for Knutsen NYK to time charter the vessel from the Partnership on a rolling three month basis, possibly for the remainder of 2021, at a reduced rate, commencing on a date to be agreed in May 2021 based on operational practicality.

•

In May 2021, the Partnership reached an agreement with the VOC Industry Co-operation Norwegian Sector (“VOCIC Norway”) whereby VOCIC Norway would fund loss of hire (at a reduced rate) during, and costs related to, the installation of a VOC (”Volatile Organic Compound”) recovery plant on the Bodil Knutsen. The work is expected to be carried out in the third or fourth quarter of 2021 and take around one month. This will significantly improve the operational attractiveness of the vessel in the North Sea and Norwegian sectors going forward as well as virtually eliminate the non-methane VOC released into the atmosphere arising from the vessel’s cargo.

(1)   EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “By continuing to achieve a high effective utilization and strong cashflow throughout the first quarter, we were able to once again provide an attractive, well-covered distribution to our unitholders and we expect our current contract portfolio to continue providing solid distribution coverage throughout the year. We are also making good progress in securing full contract coverage beyond the current year, though the recent effects of COVID on our customers’ capex schedules have created near-term headwinds for shuttle tanker demand. However, given the recovery being seen in certain parts of the global economy already, we are confident that this situation will reverse and represents only an issue of timing. As we move further ahead, we continue to be optimistic about the expansion of shuttle tanker-serviced fields in Brazil and the North Sea in the mid to long term and the growth opportunities that this expansion would present to us as the leading player in the high barrier-to-entry shuttle tanker market.”

Financial Results Overview

Total revenues were $71.5 million for the three months ended March 31, 2021 (the “first quarter”), compared to $69.9 million for the three months ended December 31, 2020 (the “fourth quarter”). The first quarter revenues were positively affected by earnings from the time charter for the Tove Knutsen being included in the results of operations from December 31, 2020 and increased earnings from the Windsor Knutsen related to loss of hire recoveries in connection with repairs to her main engine block in the fourth quarter of 2020. The increased earnings were offset by reduced revenues from the Bodil Knutsen as a result of 38 days offhire as she started the scheduled drydocking during the first quarter and two less operational days during the first quarter of 2021.

Vessel operating expenses for the first quarter of 2021 were $18.6 million, an increase of $3.0 million from $15.6 million in the fourth quarter of 2020. The increase is mainly due to the Tove Knutsen being included in the results of operations from December 31, 2020 and increased operating costs for the Bodil Knutsen due to bunkers consumption and increased operating costs in general in connection with the scheduled drydocking in the first quarter.

Depreciation was $23.7 million for the first quarter, an increase of $1.2 million from $22.5 million in the fourth quarter. The increase is related to the Tove Knutsen being included in operations from December 31, 2020.

General and administrative expenses increased $0.2 million from $1.4 million in the fourth quarter to $1.6 million in the first quarter. The increase primarily reflects the effect of additional activity in connection with the year-end accounts.

As a result, operating income for the first quarter was $27.6 million, compared to $30.4 million in the fourth quarter.

Interest expense for the first quarter was $7.4 million, an increase of $1.3 million from $6.1 million for the fourth quarter. The increase was mainly due to the sale and leaseback transaction related to Raquel Knutsen as a result of which both the financial obligation and interest rate increased. In addition, the interest expense increased due to the additional debt incurred in connection with the acquisition of the Tove Knutsen. This was partially offset by two less days in the first quarter compared to the fourth quarter and a lower LIBOR rate on average.

Realized and unrealized gain on derivative instruments was $8.0 million in the first quarter, compared to $0.2 million in the fourth quarter. The unrealized non-cash element of the mark-to-market gain was $11.9 million for the first quarter of 2021, compared to $2.3 million for the fourth quarter of 2020. All of the unrealized gain for the first quarter of 2021 is related to a mark-to-market gain on interest rate swaps.

As a result, net income for the first quarter of 2021 was $28.1 million compared to $24.6 million for the fourth quarter of 2020.

Net income for the first quarter of 2021 increased by $34.2 million to $28.1 million from a net loss of $6.1 million for the three months ended March 31, 2020. Operating income for the first quarter of 2021 decreased by $0.8 million to $27.6 million, compared to operating income of $28.4 million in the first quarter of 2020, mainly due to lower utilization of the fleet due to the scheduled drydocking of the Bodil Knutsen in the first quarter of 2021. This was partially offset by full earnings from the Raquel Knutsen in the first quarter of 2021 compared to the first quarter of 2020 when the vessel finished its scheduled first special survey drydocking and including the Tove Knutsen in results of operations from December 31, 2020. Total finance income for the first quarter of 2021 increased by $35.1 million to $0.5 million, compared to finance expense of $34.6 million for the first quarter of 2020. The increase in finance income was mainly due to lower average interest costs due to a decrease in the US LIBOR rate and higher unrealized gain on derivative instruments.

Distributable cash flow was $21.7 million for the first quarter of 2021, compared to $28.6 million for the fourth quarter of 2020. The decrease in distributable cash flow was mainly due to lower utilization of the fleet in combination with increased operating costs for the fleet due to drydocking and increased interest costs due to refinancing and increased realized loss on derivative instruments. This was offset by increased contribution from the Tove Knutsen being included in the result of operations from December 31, 2020. The distribution declared for the first quarter of 2021 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

COVID-19

The outbreak of the coronavirus (“COVID-19”) continues to negatively affect global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers, although progress in vaccinations brings cautious optimism and there are some early signs a recovery may follow.

The Partnership’s focus continues to be on ensuring the health and safety of its employees while providing safe and reliable operations for its customers.

The Partnership’s finances and operations have remained materially unaffected by the COVID-19 outbreak to date, although costs related to crew, crew transportation and logistics have all increased as countries have each introduced different quarantine rules and travel restrictions. The Partnership has not had any material service interruptions on its time-chartered vessels as a result of COVID-19.

However, the potential impact on the Partnership’s business, financial condition and results of operations remains uncertain although large scale distribution of vaccines seems likely to mitigate some of these uncertainties during 2021. It remains too early to definitively judge the speed, scale and overall effect of vaccination efforts.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may lead to further operational impacts that could result in higher costs. It is possible that an outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfil the Partnership’s obligations under its time charter contracts which in turn could result in off-hire or claims for the impacted period.

Although COVID-19 placed downward pressure on economic activity and energy demand during 2020, oil prices have rebounded back above $60/bbl. Announced delays in new capital expenditure by many oil majors in 2020 have had a negative impact on the demand for shuttle tankers and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could persist. This could affect the timing and number of new, long-term offshore projects and the overall outlook for oil production, which could eventually and in turn impact the demand and pricing for shuttle tankers. Furthermore, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years. Notwithstanding these challenges, the Partnership remains confident in the mid to long term growth opportunities for the shuttle tanker market and that once economic activity begins to move back closer towards pre-COVID levels the Partnership will be well-placed to capture new opportunities, particularly given an absence of speculative vessel ordering in the shuttle tanker sector.

COVID-19 has had a sustained impact on global capital markets and the responses of governments around the world to manage the impact of the virus have led to lower interest rates and volatility in the prices of equities, bonds, commodities and their respective derivatives. The Partnership’s common unit price has risen in the first quarter of 2021, mainly due to a potential recovery in the wider economy, higher oil prices and sentiment in the energy and shipping sectors. The Partnership has two tranches of debt maturing in August and November 2021 but currently expects to be able to obtain refinancing for this debt, and other debt in the future, on satisfactory terms.

Operational Review

The Partnership’s vessels operated throughout the first quarter of 2021 with 91.6% utilization for scheduled operations and 89.1% utilization overall. Utilization was lower in the first quarter due to the offhire of the Windsor Knutsen (90 days) and the scheduled drydocking of the Bodil Knutsen (38 days). As Windsor Knutsen benefited from loss of hire insurance for 90 days in the quarter, including the vessel as onhire increases utilization to 97.5%.

In December 2020, the Windsor Knutsen reported a crack in its main engine block. The Partnership’s hull and machinery insurance covers the cost of repairs and loss of hire insurance provides income at approximately the level earned during the vessel’s prior long-term charter, excepting a 14-day deductible period under the policy, until such time as the vessel is repaired and fully operational, which is expected to be in or around June 2021. The incident and the repair are not expected to result in any future loss of hire and the repairs are progressing well, on time and on budget.

The Partnership has agreed on the commercial terms for a one-year fixed time charter contract for the Windsor Knutsen (with potential options to extend the charter by one one-year period and then one six-month period) with a major oil company to commence in the third quarter of 2021.

During the first quarter, the Bodil Knutsen successfully completed its scheduled second renewal survey drydocking, leaving the dockyard on March 24, 2021. The Partnership took advantage of the drydocking to also install a ballast water treatment system on the vessel.

On March 9, 2021, the charterer of the Bodil Knutsen, Equinor did not notify the Partnership by this due date of its intention to exercise its option to extend the time charter for the vessel and, as a consequence, the vessel was effectively redelivered to the Partnership on February 22, 2021 at the start of the vessel’s drydock. The Partnership is now marketing the vessel for new time charter employment. Absent any such employment and to provide some support to the Partnership in the interim period, the Partnership and Knutsen NYK have agreed for Knutsen NYK to time charter the vessel from the Partnership on a rolling three month basis, possibly for the remainder of 2021, at a reduced rate, commencing on a date to be agreed in May 2021 based on operational practicality.

In May 2021, the Partnership reached an agreement with VOCIC Norway whereby VOCIC Norway would fund loss of hire (at a reduced rate) during, and costs related to, the installation of a VOC recovery plant on the Bodil Knutsen. The work is expected to be carried out in the third or fourth quarter of 2021 and take around one month. This will significantly improve the operational attractiveness of the vessel in the North Sea and Norwegian sectors going forward as well as virtually eliminate the non-methane VOC released into the atmosphere arising from the vessel’s cargo.

On March 1, 2021, the Tove Knutsen developed a technical default due to leakage from its controllable pitch propeller. The vessel was repaired and returned to operation on April 15, 2021. Under its loss of hire insurance policy, the Partnership will be compensated by insurance for the contractual hire rate for the Tove Knutsen for each day in excess of 14 deductible days while the vessel was offhire. The repair cost will also be covered by insurance, in excess of a deductible of $150,000. The Partnership currently estimates that the aggregate cost to it due to the propeller default (including off-hire and repairs) will be approximately $0.3 million.

Financing and Liquidity

On January 19, 2021, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $94.3 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

As of March 31, 2021, the Partnership had $115.0 million in available liquidity, which consisted of cash and cash equivalents of $60.0 million and $55.0 million of capacity under its existing revolving credit facilities. The revolving credit facilities mature between August 2021 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of March 31, 2021 was $1,023.7 million ($1,017.6 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the first quarter of 2021 was approximately 2.04% over LIBOR.

As of March 31, 2021, the Partnership had entered into various interest rate swap agreements for a total notional amount of $479.3 million to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2021, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.87% under its interest rate swap agreements, which have an average maturity of approximately 4.0 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2021, the Partnership’s net exposure to floating interest rate fluctuations was approximately $391.6 million based on total interest-bearing contractual obligations of $1,023.7 million, less the Raquel Knutsen sale/leaseback facility of $92.8 million, less interest rate swaps of $479.3 million and less cash and cash equivalents of $60.0 million. The Partnership’s outstanding interest-bearing contractual obligations of $1,023.7 million as of March 31, 2021 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2021	$3,600	$67,512	$95,811	$166,923
2022	4,960	70,348	236,509	311,817
2023	5,177	54,672	200,906	260,755
2024	5,418	13,011	123,393	141,822
2025	5,640	3,276	65,506	74,422
2026 and thereafter	68,009	—	—	68,009
Total	$92,804	$208,819	$722,125	$1,023,748

Distributions

On May 13, 2021, the Partnership will pay a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2021 to all common unitholders of record on April 29, 2021. On May 13, 2021, the Partnership will pay a cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2021 in an aggregate amount equal to $1.8 million.

Outlook

The Partnership’s earnings for the second quarter of 2021 will be affected by the planned 10-year special survey dry docking of the Bodil Knutsen, which went off-hire February 22, 2021 and which concluded on April 6, 2021. The Tordis Knutsen is due for her first planned 5-year special survey drydocking in the fourth quarter of 2021, which is expected to be carried out in Europe. The vessel is expected to be off-hire for approximately 50-55 days, including mobilization to and from Europe.

The Partnership currently expects that the Windsor Knutsen will be successfully repaired and, given expected insurance recoveries, that no material or lasting financial or operational impact will result. Following the repair, which is expected to conclude in or around June 2021, it is expected that a new one-year fixed charter (with potential options to extend the charter by one one-year period and then one six-month period) will commence in the third quarter of 2021 with a major oil company.

On March 9, 2021, the charterer of the Bodil Knutsen, Equinor, did not notify the Partnership by this due date of its intention to exercise its option to extend the time charter for the vessel and as a consequence the vessel was effectively redelivered to the Partnership on February 22, 2021 at the start of the vessel’s drydock. The Partnership is now marketing the vessel for new time charter employment. Absent any such employment and to provide some support to the Partnership in the interim period, the Partnership and Knutsen NYK have agreed for Knutsen NYK to time charter the vessel from the Partnership on a rolling three month basis, possibly for the remainder of 2021, at a reduced rate, commencing on a date to be agreed in May 2021 based on operational practicality.

The planned installation of a VOC recovery plant on the Bodil Knutsen is also expected to affect the vessel’s operations in the third or fourth quarter of 2021. VOCIC has agreed to fund loss of hire (at a reduced rate) during, and costs related to, the installation, and the work will significantly improve the operational attractiveness of the vessel in the North Sea and Norwegian sectors going forward as well as virtually eliminate the non-methane VOC released into the atmosphere arising from the vessel’s cargo.

As of March 31, 2021, the Partnership’s fleet of seventeen vessels had charters with an average remaining fixed duration of 2.5 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 2.8 years on average. As of March 31, 2021, the Partnership had $670 million of remaining contracted forward revenue, excluding options.

In October 2020, Knutsen NYK took delivery of Tove Knutsen’s sister vessel, Synnøve Knutsen, which has been operating under a short-term contract with Petrobras in Brazil. The vessel is expected to commence on a 5-year time charter contract with Equinor in December 2021. Equinor has the option to extend the Synnnøve Knutsen charter for a further 15 years.

In February 2021, Tuva Knutsen, was delivered to Knutsen NYK from the yard and commenced on a 5-year time charter contract with a wholly owned subsidiary of the French oil major Total SE. Total has options to extend the charter for up to 15 years.

Knutsen NYK has four additional newbuildings under construction, all of which are under contract for long-term charter on delivery.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Although some new developments in Brazil and the North Sea are delayed by an expected 12 – 24 months relative to pre-COVID expectations, which has contributed to the softening of short-term market demand for shuttle tankers, the Partnership remains confident that demand and supply will, notwithstanding, remain largely in balance until such time as the delays are resolved. For the remainder of 2021, the Partnership believes a limited over-supply of vessels, particularly in the North Sea area, may continue until such time as older vessels are removed from the market. Except for the Bodil Knutsen (other than via the charter with Knutsen NYK), the Windsor Knutsen (depending upon the commencement date of the charter anticipated to start in the third quarter) and the Tordis Knutsen (for its planned scheduled drydock in the fourth quarter), the Partnership’s entire fleet is however fully contracted during 2021 and therefore the Partnership expects our current contract portfolio to continue providing solid distribution coverage throughout the remainder of this year.

The Board continues to believe that demand for existing and for newbuild shuttle tankers will be driven over the long term, based on the requirement to replace older tonnage in the North Sea and Brazil and from significant further expansion of deep and ultra-deep water offshore oil production in areas such as Pre-salt Brazil and the Barents Sea and as such, the Board remains positive with respect to the mid-to-long-term outlook for the shuttle tanker market.

About KNOT Offshore Partners LP

KNOT Offshore Partners’ strategy is to own operate and acquire shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of seventeen offshore shuttle tankers with an average age of 7.3 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, May 13, 2021 at 11 AM (Eastern Time) to discuss the results for the first quarter of 2021, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 from the US, dialing 1-855-669-9657 from Canada or 1-412-542-4105 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call).

•	By accessing the webcast, which will be available for the seven days following, on the Partnership’s website: www.knotoffshorepartners.com.

May 12, 2021

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended
(U.S. Dollars in thousands)	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020
Time charter and bareboat revenues	$65,598	$69,864	$67,226	$278,581
Loss of hire insurance recoveries	5,882	—	—	—
Other income (1)	1	(5)	598	641
Total revenues	71,481	69,859	67,824	279,222
Vessel operating expenses	18,560	15,565	15,634	61,005
Depreciation	23,684	22,466	22,373	89,743
General and administrative expenses	1,621	1,410	1,387	5,392
Total operating expenses	43,865	39,441	39,394	156,140
Operating income	27,616	30,418	28,430	123,082
Finance income (expense):
Interest income	—	4	118	125
Interest expense	(7,372)	(6,113)	(10,462)	(31,645)
Other finance expense	(159)	(203)	(108)	(705)
Realized and unrealized gain (loss) on derivative instruments (2)	8,011	245	(23,690)	(25,679)
Net gain (loss) on foreign currency transactions	48	257	(424)	57
Total finance income (expense)	528	(5,810)	(34,566)	(57,847)
Income (loss) before income taxes	28,144	24,608	(6,136)	65,235
Income tax benefit (expense)	(3)	(3)	(3)	(10)
Net income (loss)	28,141	24,605	(6,139)	65,225
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615

(1)	Other income for the three months ended March 31, 2020 is mainly related to cargo carried from Brazil to Europe on the drydocking voyage for the Raquel Knutsen scheduled drydocking. As a result, the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

(2)	Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
(U.S. Dollars in thousands)	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020
Realized gain (loss):
Interest rate swap contracts	$(3,910)	$(2,018)	$203	$(3,528)
Foreign exchange forward contracts	—	—	—	(109)
Total realized gain (loss):	(3,910)	(2,018)	203	(3,637)
Unrealized gain (loss):
Interest rate swap contracts	11,921	2,263	(22,982)	(21,795)
Foreign exchange forward contracts	—	—	(911)	(247)
Total unrealized gain (loss):	11,921	2,263	(23,893)	(22,042)
Total realized and unrealized gain (loss) on derivative instruments:	$8,011	$245	$(23,690)	$(25,679)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At March 31, 2021	At December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$60,019	$52,583
Amounts due from related parties	1,207	5,726
Inventories	2,612	2,652
Other current assets	9,800	5,511
Total current assets	73,638	66,472

Long-term assets:
Vessels, net of accumulated depreciation	1,695,116	1,708,786
Right-of-use assets	3,219	1,490
Intangible assets, net	530	681
Derivative assets	239	—
Accrued income	2,518	2,867
Total Long-term assets	1,701,622	1,713,824
Total assets	$1,775,260	$1,780,296

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$6,004	$3,848
Accrued expenses	8,791	5,380
Current portion of long-term debt	310,468	184,188
Current lease liabilities	642	652
Current portion of derivative liabilities	9,486	10,695
Income taxes payable	15	86
Current portion of contract liabilities	1,518	1,518
Prepaid charter	9,798	5,424
Amount due to related parties	2,004	2,140
Total current liabilities	348,726	213,931

Long-term liabilities:
Long-term debt	707,130	846,157
Lease liabilities	2,577	838
Derivative liabilities	8,887	19,358
Contract liabilities	1,789	2,168
Deferred tax liabilities	295	295
Total long-term liabilities	720,678	868,816
Total liabilities	1,069,404	1,082,747
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	605,544	597,390
General partner interest	11,048	10,895
Total partners’ capital	616,592	608,285
Total liabilities and equity	$1,775,260	$1,780,296

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital		Accumulated Other		Series A
(U.S. Dollars in thousands) Three Months Ended March 31, 2020 and 2021	Common Units	General Partner Units	Comprehensive Income (Loss)	Total Partners' Capital	Convertible Preferred Units
Consolidated balance at December 31, 2019	$611,241	$11,155	$—	$622,396	$89,264
Net income (loss)	(7,792)	(147)	—	(7,939)	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at March 31, 2020	$585,748	$10,675	$—	$596,423	$89,264

Consolidated balance at December 31, 2020	$597,390	$10,895	$—	$608,285	$89,264
Net income	25,855	486	—	26,341	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at March 31, 2021	$605,544	$11,048	$—	$616,592	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2021	2020
OPERATING ACTIVITIES
Net income (loss)	$28,140	$(6,139)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	23,684	22,373
Amortization of contract intangibles / liabilities	(228)	(228)
Amortization of deferred debt issuance cost	1,102	636
Drydocking expenditure	(3,289)	(2,647)
Income tax expense	3	3
Income taxes paid	(74)	(79)
Interest expenses	6,271	10,462
Interest paid	(6,312)	(10,229)
Unrealized (gain) loss on derivative instruments	(11,921)	23,893
Unrealized (gain) loss on foreign currency transactions	(60)	130
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	4,520	55
Decrease (increase) in inventories	40	76
Decrease (increase) in other current assets	(4,291)	(854)
Decrease (increase) in accrued revenue	350	275
Increase (decrease) in trade accounts payable	2,222	1,921
Increase (decrease) in accrued expenses	3,452	(84)
Increase (decrease) prepaid charter	4,375	(222)
Increase (decrease) in amounts due to related parties	(135)	(178)
Net cash provided by operating activities	47,849	39,164

INVESTING ACTIVITIES
Additions to vessel and equipment	(6,726)	(9)
Net cash used in investing activities	(6,726)	(9)

FINANCING ACTIVITIES
Proceeds from long-term debt	94,300	—
Repayment of long-term debt	(106,670)	(18,386)
Payment of debt issuance cost	(1,478)	(13)
Cash distributions	(19,834)	(19,834)
Net cash used in financing activities	(33,682)	(38,233)
Effect of exchange rate changes on cash	(5)	(227)
Net increase (decrease) in cash and cash equivalents	7,436	695
Cash and cash equivalents at the beginning of the period	52,583	43,525
Cash and cash equivalents at the end of the period	$60,019	$44,220

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended March 31, 2021 (unaudited)	Three Months Ended December 31 2020 (unaudited)
Net income (loss)	$28,141	$24,605
Add:
Depreciation	23,684	22,466
Other non-cash items; amortization of deferred debt issuance cost	1,102	617
Other non-cash items; accrued revenue	350	279
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(17,622)	(15,102)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(11,921)	(2,263)
Distributable cash flow	$21,706	$28,574
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.20	1.58

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Year Ended
(U.S. Dollars in thousands)	March 31, 2021 (unaudited)	December 31, 2020 (unaudited)	December 31, 2020 (unaudited)
Net income (loss)	$28,141	$24,605	$65,225
Interest income	—	(4)	(125)
Interest expense	7,372	6,113	31,645
Depreciation	23,684	22,466	89,743
Income tax expense	3	3	10
EBITDA	59,200	53,183	186,498
Other financial items (a)	(7,900)	(299)	26,327
Adjusted EBITDA	$51,300	$52,884	$212,825

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

•	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on climate, environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.